SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

DIGITAL POWER CORPORATION
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

253862 10 6
(CUSIP Number)

Copy to: Sichenzia Ross Ference Kesner LLP Marc Ross, Esq. 61 Broadway, 32nd Floor New York, NY 10006
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 24, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 253862 10 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Philou Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Wyoming
NUMBER OF SHARES	7	SOLE VOTING POWER: 3,082,753 (1)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER: 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER: 3,082,753 (1)
PERSON WITH	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,082,753 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.81% (based on 8,856,851 shares of common stock outstanding as of March 24, 2017)
14	TYPE OF REPORTING PERSON (See Instructions)
OO

(1) Represents 3,082,753 shares of common stock held by Philou Ventures, LLC (“Philou”), consisting of (i) 2,725,860 shares of common stock, and (ii) 357,143 shares of common stock underlying 25,000 shares of Series B Convertible Preferred Stock. Ms. Ault is the Manager of Philou and in such capacity holds voting and dispositive power over the securities held by Philou.

Item 1.	Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, no par value, of Digital Power Corporation, a California corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 48430 Lakeview Blvd., Freemont, CA 94538-3158. On March 24, 2017, the Reporting Person acquired 25,000 shares of Series B Convertible Preferred Stock (the “Preferred Shares”).

Item 2.	Identity and Background

(a) This statement is filed on behalf of Philou (the “Reporting Person”).

(b) P.O. Box 3587, Tustin, CA 92781.

(c) Not applicable.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a limited liability company organized under the laws of the State of Wyoming.

Item 3.	Source and Amount of Funds or Other Considerations

All Preferred Shares were purchased with the Reporting Person’s working capital.

Item 4.	Purpose of Transaction

In pursuing its investment purposes, the Reporting Person may, subject to applicable law and the agreement disclosed in this Statement on Schedule 13D, further purchase, hold, vote, trade, dispose or otherwise deal in the securities of the Issuer at times, and in such manner, as it deems advisable to benefit from changes in market prices of such securities, changes in the Issuer’s operations, business strategy or prospects, or from potential acquisitions made by the Issuer. To evaluate such alternatives, the Reporting Person will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.

Consistent with its investment purpose, the Reporting Persons may, subject to applicable law and the terms of any confidentiality agreement with the Issuer, engage in communications regarding such matters with members of management and the Board of Directors of the Issuer, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Person, subject to applicable law, modifying their ownership of securities of the Issuer, exchanging information with the Issuer, proposing changes in the Issuer’s operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition, the Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to its investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Issuer or dispose of all the securities of the Issuer beneficially owned by them, in public market or privately negotiated transactions. The Reporting Person may at any time reconsider and change their plans or proposals relating to the foregoing.

Notwithstanding the foregoing, the Reporting Person shall have the right to designate a number of directors to the Issuer’s Board of Directors equal to a percentage determined by the number of shares of Preferred Stock (determined on an “as converted” basis) divided by the sum of the number of shares of Common Stock outstanding plus the number of Preferred Shares outstanding as determined on an as converted basis. By way of example only, if the number of Preferred Shares owned by the Reporting Person represents 20% of the outstanding shares of Common Stock and Preferred Shares (as determined on an as converted basis), the Reporting Person shall, through its ownership of Preferred Shares, have the right to designate one director of a five member board. The Reporting Person’s percentage to designate a number of directors shall be determined each time the Reporting Person makes a purchase of Preferred Shares and cannot be decreased unless the Reporting Person converts or sells all or part of its Preferred Shares, in which case the number of directors that the Reporting Person may designate will be re-calculated.

Item 5.	Interest in Securities of the Issuer

(a)	The Reporting Person beneficially owns 3,082,753 shares, or 34.81%, of the Issuer’s common stock.

(b)	The Reporting Person may be deemed to hold sole voting and dispositive power over 3,082,753 shares of the Issuer’s common stock.

(c)	On March 16, 2017, Philou acquired 1,000 shares of the Issuer’s common stock.

(d)

To the best knowledge of the Reporting Person, except as set forth in this Schedule 13D, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 3,082,753 shares of common stock reported in Item 5(a).

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Securities Purchase Agreement by and among the Reporting Person, the Seller and the Issuer dated September 5, 2016 through which the Issuer acquired the shares of common stock, the Reporting Person acquired the right to have the Issuer appoint two members selected by the Reporting Person to its board of directors.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 27, 2017	PHILOU VENTURES, LLC

	By:	/s/ Kristine L. Ault
Kristine L. Ault Manager